                  U.S. Securities and Exchange Commission
                          Washington, D.C. 20549

                                ____________

                               Form 10-SB/A-1
                                ____________


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                          SMALL BUSINESS ISSUERS

    Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                            NET:X AMERICA, INC.
               (Name of Small Business Issuer in its charter)

     OREGON                                                  93-1216387
     ------                                                  ----------
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                          Identification No.)


     Salina 149-B
     Willemstad, Curacao
     Netherlands, Antilles                                          N/A
     ---------------------                                       --------
(Address of principal executive Offices)                        (Zip Code)

Issuer's telephone number: 599 9 465-1260

Securities to be registered under Section 12(b) of the Act:

Title of each class                         Name of each exchange on which
to be so registered                         each class is to be registered

None.

        Securities to be registered under Section 12(g) of the Act:

                                  COMMON
                             (Title of Class)



Item 1.         Description of Business
---------------------------------------
     Company History.
     ----------------

     Net:X America Inc. (the "Company" or "Net:X") was organized under the laws of the State of Oregon on June 22, 1987 as WESTAQ Network, Inc. The Company was dormant until June 20, 1996, when it changed its name to Net:X America, Inc., and began searching for business opportunities in the information technology industry.

     In June 1998, the Company exchanged 6,400,000 shares of Company common stock for the exclusive licensing rights to Island Product Management's Investor Account Manager ("IAM") software in the Caribbean and Latin America. The Company's licensing rights are royalty-free and allow the Company to relicence, rent or sell the software within the Caribbean or Latin America, together with all its related intellectual property rights, title and interests. The IAM software was purchased from a non-affiliated third party.

     Since acquiring the licensing rights to the IAM software, which offers reporting and account management capabilities, the Company has worked to improve and integrate the IAM software with the Company's proprietary StockEX software, which can enable brokerage houses to offer online stock trading. The Company's software products are currently not being sold in the market. The Company recently delivered pre-production versions of its software package to 12 brokerage houses in the Caribbean for testing.
Based on initial feedback from these brokerage houses and the nature of the changes requested, the Company hopes to complete testing and development by the fourth quarter of 2000, and have its software ready for distribution by the first quarter 2001. At that time, the Company will focus its primary efforts on marketing and licensing its software products to brokerages wishing to offer online account management and stock trading capabilities to their clients.

     As noted by the independent auditors, the Company has not yet established an ongoing source of revenue sufficient to cover its operating costs and to allow it to continue as a going concern. Moreover, there can be no assurance that the Company will ever establish an ongoing source of revenue sufficient to cover its costs. The Company currently has no assets or revenue. The Company has sustained net losses from operations of $601,973 in fiscal year 1999 and $1,880,230 in fiscal year 1998. The Company sustained a net loss of $6,992 for the nine months ended March 31, 2000.

     Clearly, given the losses sustained by the Company, combined with the Company's lack of revenue, assets and a currently saleable product, there is substantial doubt that the Company can continue as a going concern. To continue as a going concern, the Company needs to obtain adequate capital to fund its operating losses until it can become profitable. Given the Company's history and present condition, there can be no assurance that the Company will obtain additional funds. If the Company cannot obtain additional funding, there is little chance the Company can continue as a going concern.


                                     2

     Industry Background
     -------------------
     In the past, investors could access the financial markets only through a full-commission broker. These brokers provided investment advice and executed trades for investors. With the deregulation of brokerage commissions in 1975, investors discovered they could separate financial advisory services from securities trading. This led to changes in the industry including increased access to information about public companies and the advent of discount brokerage firms, which allow investors who are willing to engage in their own research, a less expensive alternative to traditional full-commission brokers. With the advent of the internet and online commerce, additional innovation is occurring in the industry as it expands and evolves to integrate these technological advances.

     The internet has fundamentally changed the way many investors manage their financial affairs. Online account management and trading is growing quickly within the brokerage industry. The speed, convenience, choice, cost savings and information the internet offers has driven many investors online.

     Our Opportunity
     ---------------
     The Company believes there is a need within the offshore security brokerage houses of the Caribbean and Latin America to offer their clients the ability to manage their accounts and trade stocks online. The Company bases this belief in part on the positive initial feedback it has received from the offshore brokerages testing its software. The Caribbean and Latin American financial markets, like many other markets have experienced growth recently. With this growth has come increased pressure on investment professionals in that region to provide online capabilities. The Company believes its software can provides these offshore brokerage houses the ability to offer online account management and stock trading without the significant expense of developing their own proprietary systems or contracting with existing expensive United States systems.

     The Company currently has no agreements or understandings with any offshore brokerage houses to acquire the Company's software. The only discussions the Company has had are with those brokerages currently testing the pre-production versions of the software. While the Company hopes these brokerages will become future users, the brokerages are not in anyway committed to, nor have they agreed to purchase the Company's software.

     The Company believes there may be as many as 2,400 brokerage houses in the Caribbean and Latin America. While initial feedback from the offshore brokerage houses testing the software has been positive, at this point it is difficult to predict possible demand. The Company believes it will be in a better position to estimate the potential market for its software once it receives final feedback from these brokerage houses, particularly in the areas of perceived need for, and interest in acquiring the Company's software. If, based on the final feedback the Company does not believe there will be sufficient demand for its software, the Company will have to reevaluate its business plan and perhaps discontinue planned operations.




                                     3

     Products
     --------
     The Company's software product is made up of two software programs, StockEX and Investor Account Manager ("IAM"). The Company purchased the licensing rights to the IAM software in June 1998. From June 1998 to June 1999, the Company retained a staff of four to six independent outside programmers who continued research, development and testing of the IAM software and StockEX software. The programmers also worked to integrate the two software packages. During this time, the Company relied primarily on the proceeds from the sale of its securities to fund these research, development and testing expenses.

     Since July 1999, the Company has continued to develop its software, however, due to lack of funds, the Company's development efforts have decreased significantly. The Company has relied primarily on the efforts of Mr. Dong, a Company director, and more recently, Mr. Jones, the Company CEO/President, to meet its technical needs. From time to time, the Company has also used the services of an outside independent programmer. The brokerage houses currently testing the Company's software are not charging the Company any fee for testing.

     StockEX
     -------
     StockEX is a proprietary transaction-based software program which provides an interface between the investor's computer and the brokerage's web site. Via StockEX, the investor can setup online stock trading accounts through the brokerage's web site. In addition to providing online stock trading, the StockEX program also offers such record keeping features as trade confirmations and records of all transactions executed by the client.

     Investor Account Manager
     ------------------------

     IAM is an easy to operate, cost effective and customizable PC based software program designed to manage client transactions. This software offers several account management programs that interface with one another. These include managing cash accounts, pooled funds, assets and securities trading accounts along with client account reporting via the internet.
This software will allow a brokerage house, investment manager or trustee to access and provide full client account information to their clients, including the following:

          "CASH MANAGEMENT ACCOUNT" which is a cash account management system for checking and savings type accounts. It can be linked to an investment account to facilitate withdrawals and deposits of funds in conjunction with security trading.

          "FUND ACCOUNT" which is a cash/share management system which allows a broker, mutual fund or trust manager to process investor contributions, withdrawals, dividends, and earnings in accordance with the time value of each transaction for accurate distribution of income to each investor. This feature is capable of calculating proper income distributions to an unlimited number of investors or accounts.

          "INVESTMENT ACCOUNT" is an asset/investment management system which allows an investment manager to trade and manage assets for the Fund Account and/or individual investors. For buy and sell transactions, funds will automatically be drawn from or deposited to a designated "Trading Cash Account" for easy cash management.

                                     4

     Marketing
     ---------

     The Company expects that testing and development based on testing results should be finished during the first quarter 2001. At that time, the Company intends to undertake an aggressive direct marketing program in the Caribbean, as funds will allow. Specifically, the Company will do e-mail drops to as many brokerage houses in the Caribbean and Latin America as it can reach, inviting them to visit the Company's website. Visitors to the website will have access to a fully functional demo of the software allowing them to test the software and its capabilities. Visitors to the website will be provided information on how to contact the Company. The website will also ask visitors for information that the Company can use to make follow up contact. The Company does not currently have a website. Assuming the Company has adequate funds, it intends to launch the website by year end 2000.

     The Company may also undertake direct mailing and direct calling programs providing information about the Company's software and directing interested parties to the Company's website for additional information.

     The Company anticipates costs associated with its marketing efforts could range from $400,000 to $500,000 over the next twelve months.
Clearly, the Company does not currently have sufficient funds to meet these needs. The Company anticipates it will need to sell shares of its stock, or seek some other type of equity of debt financing to help it meet these costs. The Company is not and will not actively seek funds until current software testing is finished. The Company currently has no commitments from any source to provide these funds.

     Until funds permit and need dictates, the Company's officers and directors will assume responsibility for marketing the Company's software.

     Distribution
     ------------

     The Company will seek to establish license agreements with brokerage houses in the Caribbean and Latin America. Pursuant to these license agreements, the brokerage houses will distribute the Net:X software to brokers, and brokerage clients, including fund and investment managers, trust managers, and individual investors. The brokers, managers and clients will then be able to manage their accounts online. They will also be able to trade stocks online via pre-established securities trading accounts with the brokerage house from whom they received the software.

     The Company believes that having brokerage houses distribute the Company's software to their existing and new brokers, managers and clients will speed market penetration of the software as opposed to the Company attempting to market the software to individual users.



                                     5

     Licensing Fee
     -------------

     Consistent with current trends in the internet software industry, the Company will provide its software to interested brokerages and their clients with no up-front charge. The licensing agreement will provide that the brokerage houses, not the investors, pay Net:X on a per use basis. The licensing fee will be $10.00 per stock trade. The Net:X software is programmed to record each trade done by each brokerage. The system is also programmed to download to the Company information regarding the number of stock trades executed online by each brokerage. The licensing agreement will provide that each brokerage pay the license fee on a bi-weekly basis or monthly basis. Thus, the licensing fee to be paid by the brokerage will be equal to the number of stock trades executed within the appropriate time frame multiplied by $10.00 per trade.

     The Company is aware that services such as E*Trade, Ameritrade, Charles Schwab, and others charge from $8.00 per trade to $29.99 per trade and up. Offshore brokerage houses, however, are not subject to the regulations of the NASD, the S.E.C., and other U.S. and State regulatory agencies, with their commission and price restrictions. Based on an informal survey recently conducted by the Company, it found that of the few offshore brokerages offering online trading, the fees ranged from $19.99 to $75.00 per trade. Most charged quite a bit more than the going rate in the United States.

     The Company believes that offshore brokerages will be willing to pay the $10.00 per trade licensing fee for several reasons. First, many of the brokerages in the Caribbean and Latin America still rely on cumbersome and time consuming manual order-writing and record keeping to execute trades and manage securities accounts. The account management and record keeping features of the Company's software will allow brokerages to manage accounts electronically, thus eliminating much of the inefficiency and cost of manual systems. Also, as demand for online access to accounts increases, brokerage houses not offering online capabilities will be at a significant competitive disadvantage.

     The Company also believes that to the extent offshore brokerages using the Company's software may charge higher per trade fees to their clients than the going rate in the United States, the offshore brokerage clients will be willing to pay those fees. The Company bases this belief, in part, on the fact that many United States brokerage firms do not allow foreign investors to open accounts with their firms unless the investor has a United States address and a United States social security number. This is certainly an inconvenience for non-United States citizens and may, in some instances, subject them to United States tax liability. The Company believes foreign investors will be willing to pay the potentially higher fees charged by offshore brokerages for online account management and stock trading to avoid these inconveniences. Moreover, as discussed above, given the improved efficiency and potential cost savings, brokerages houses using the Company's software may not increase the fees they charge their clients.
                                     6

     The Company knows of no reliable source of information as to the volume of stock traded by Caribbean and Latin America brokerage houses. Therefore, it is very difficult for the Company to predict the number of stock trades that might be executed by brokerage houses using the Company's software. Without this knowledge, it is impossible for the Company to know whether there is sufficient volume in the market for it to operate profitably. The Company believes that until there are a number of brokerages using the company's software, it will be unable to determine whether it can operate profitably. Once there are a number of brokerages using the software, the Company should be able to better gauge overall volume and its potential market penetration. Based on this information, the Company should be able to get a better understanding of the number of licensees it will need to be profitable. The Company does not believe it will be in a position to make this determination until at least the third quarter of 2001.

     Employees
     ---------

     The Company currently has no employees. The day-to-day affairs of the Company are currently being handled by its officers and directors. William Jones, the Company's CEO/President currently dedicates 100% of his time to Company affairs. Mr. Jones is also currently handling most of the ongoing research and development needs of the Company, and working with the brokerage houses testing the Company's software to address questions and requests for additional features. Andrew Dong, a Company director currently dedicates 50% of his time to Company affairs. Mr. Dong is also assisting in research and development and will be primarily responsible for implementing the Company's marketing program. The Company currently does not have any employment contracts with its officers or directors.

     Assuming there is sufficient funding, over the next twelve months the Company anticipates the need to hire a full time secretary/office manager to oversee the day-to-day affairs of the Company. As demand dictates, the Company anticipates also needing to hire 1-3 persons to assist in marketing, sales and customer service. Depending on need, the Company may also hire a programming specialist to provide technical support and development services.

Reports to Security Holders
---------------------------

     Prior to the filing of this registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission ('SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 150 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company which may be viewed at http://www.sec.gov.
-------------------


Item 2.   Plan of Operation
---------------------------

     For a complete understanding, this Plan of Operations should be read in conjunction with Part I, Item 1, Description of Business and Part F/S - Financial Statements to this Form 10-SB.

     Because the Company is still testing and developing its software, it expects that operating losses will continue until such time as sales generate sufficient revenue to fund continuing operations. The Company will not market and sell its software until testing and development based on testing results is completed. Based on initial feedback from the brokerage houses testing the software, the Company believes this could occur by the end of the first quarter 2001. The Company does not know, however, how long it will take to generate sufficient sales to fund the Company's continuing operations or to produce net income.

     The Company recently delivered pre-production versions of its software to 12 offshore brokerage houses for testing to determine how well the software will function in actual application, what additional features brokerages may want, and what type of demand there may be for the Company's software. To date, the Company has received only initial feedback from these brokerages. The feedback has been primarily positive. Several brokerages have suggested additional features to enhance the software. The Company is, where practicable, investigating and implementing the changes. The Company expects testing to be completed by the fourth quarter 2000. Clearly, feedback from these brokerage houses will have a significant effect on the Company's operations for the next twelve months.

     If feedback from the brokerages is positive, and limited changes to the Company's software are required, the Company anticipates having a production version of its software ready for distribution by the end of the first quarter of 2001. The Company will then focus its efforts on marketing the software. The Company anticipates needing approximately $500,000 to $600,00 during the ensuing twelve months to meet its marketing, production and operational needs in this scenario.

     If feedback from the brokerages indicates that there is only limited need or interest in the Company's software or that significant additional research and development is needed, the Company will need to reevaluate its business plan to determine what, if any market exists for the Company's software. If this is the case, the Company may be forced to changes its business focus or even to discontinue operations.

     Additionally, because the computer software industry is intensely competitive and rapidly evolving, the Company may need to continue improving its software to keep pace with its competitors. This could require additional capital to fund the cost of ongoing research and development.


     Once the Company receives final feedback from the brokerages and has a better understanding of its future needs, the Company will formulate specific plans for raising additional capital. The Company will explore all avenues of financing available including equity financing through the sale of additional securities and debt financing through loans and lines of credit. Given the Company's lack of operations and revenue, there is no guarantee the Company will be able to obtain additional capital to meet its needs. If additional capital cannot be obtained, or if a market for the Company's software does not develop, the Company's business, financial condition and results of operations will be adversely effected and may force the Company to cease operations.

     As of March 31, 2000, the Company had no cash on hand. As of March 31, 2000, the Company had accumulated deficit of ($2,629,212) funded by paid-in capital. During the nine months ended March 31, 2000, and the years ended June 30, 1998 and 1999, the Company had losses from operations of ($7,023), ($606,358) and ($280,230) respectively. The Company expects that operating losses will continue until such time as product sales generate sufficient revenue to fund its continuing operations, as to which there can be no assurance.

     Finally, the report from the Company's independent accountants includes an explanatory paragraph which describes substantial doubt concerning the ability of the Company to continue as a going concern without additional contributions to capital. See "Financial Statements - Report of Independent Accountants" and Note 2 - Going Concern.

Item 3.   Description of Property
---------------------------------
     In June 1998, the Company exchanged 6,400,000 shares of common stock of the Company for the licensing rights to the Island Product Management Investor Account Manager ("IAM") software.

Property & Facilities
---------------------

     The Company currently leases 500 square feet of office space located at Salina 149-B Willemsted, Curacao in the Netherlands, Antilles. The Company pays $500 per month on a year lease agreement which expires December 31, 2000, after which, the lease is renewable for another year at the same rate. The Company believes this lease to be no more or less favorable than the current market rates. The Company's officers and directors are currently paying the rental expenses. The Company is not obligated to repay the officers and directors for this expense.


                                     9

Investment Policies
-------------------

     Currently the Company does not own any real property. In addition, the Company has no intention to purchase any real property at this time. Therefore, the Company does not have any policies with respect to investments in real estate or interests in real estate, real estate mortgages, or securities of/or interests in persons primarily engaged in real estate activities. The Company, however, may pursue the purchase of real property if the need arises. These properties would not be pursued for investment purposes. Rather, they will be used to carry out the business of the Company.

Item 4.   Security Ownership of Certain Beneficial Owners and Management
------------------------------------------------------------------------
     The following table sets forth as of June 1, 2000, the name and the number of shares of the Company's Common Stock, par value $.001 per share, held of record or beneficially by each person who held of record, or was known by the Company to own beneficially, more than 5% of the 11,023,609 issued and outstanding shares of the Company's Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.


Title of  Name and Address of             Amount and Nature of        Percentage
Class     Beneficial Owner                Beneficial Ownership(2)     of Class
--------  ------------------------------  -------------------------   ----------
Common    Ronald J. McFadyen(1)(2)        4,996,000                    45.32%
          2001 Leeward Highway
          Turks & Caicos Isles, B.W.I.

Common    Ronald J. McFadyen(1)           4,288,000                    38.90%
          Island Product Management
          2001 Leeward Highway
          Turks & Caicos Isles, B.W.I.

Common    Ronald J. McFadyen(1)(2)          708,000                     6.42%
          Temple Trust
          2001 Leeward Highway
          Turks & Caicos Isles, B.W.I.

Common    Andrew Dong(3)(4)               1,210,000                    10.98%
          2001 Leeward Highway
          Turks & Caicos Isles, B.W.I.

Common    Andrew Dong(4)                  1,210,000                    10.98%
          BSA Development LTD
          2001 Leeward Highway
          Turks & Caicos Isles, B.W.I.


Common    Hugh Bright(5)                    704,000                     6.39%
          Alan Cole(5)
          Interval Vacation Centre, LTD
          2001 Leeward Highway
          Turks & Caicos Isles, B.W.I.

Common    Marlene Ma(6)                     704,000                     6.39%
          Lanvin International LTD
          2001 Leeward Highway
          Turks & Caicos Isles, B.W.I.

Common    Crawford Ward(7)                  704,000                     6.39%
          Portorford Communications LTD
          2001 Leeward Highway
          Turks & Caicos Isles, B.W.I.
------------------------------------------------------------------------------------

Common    Officers, Directors and
          Nominees as a Group:            1,210,000                    10.98%
------------------------------------------------------------------------------------

     The term "beneficial owner" refers to both the power of investment (the right to buy and sell) and rights of ownership (the right to received distributions from the company and proceeds from sales of the shares). Inasmuch as these rights or shares may be held by more than one person, each person who has a beneficial ownership interest in shares is deemed the beneficial owners of the same shares because there is shared power of investment or shared rights of ownership.

(1) Ronald J. McFadyen has voting power over the Company securities held by Island Product Management and Temple Trust.

(2) Temple Trust is the beneficial owner of Temple Mortgage Corporation LTD, record holder of 198,000 shares, and Temple Securities LTD, record holder of 510,000 shares. Therefore, shares held by Temple Mortgage Corporation LTD and Temple Securities LTD are counted as shares for Temple Trust.

(3) Officer and/or Director of the Company

(4) Andrew Dong is a beneficial owner of BSA Development LTD. Therefore, shares that are in the registered name of BSA Development LTD are counted as shares for Mr. Dong.

(5) Mr. Bright and Mr. Cole each own 50% of the shares held by Interval Vacation Centre, Ltd., therefore they each have voting power over the Company shares held by Interval.


(6) Ms. Ma has voting power over the Company shares held by Lanvin International Ltd.

(7) Mr. Ward has voting power over the Company securities held by Portorford Communications, Ltd.

     The Company knows of no arrangements which would result in a change in control of the Company.

Item 5.        Directors, Executive Officers, Promoters and Control Persons
--------------------------------------------------------------------------

Name                Age  Position(s)              Director or Officer Since
------------------  ---  ----------------------   -------------------------
William D. Jones    40   CEO/President            January 2000
                         Secretary
                         Treasurer
                         Director

Andrew Dong          38  Director                 June 1996

     The following sets forth certain biographical information relating to the Company's Officers and Directors:

     William D. Jones, CEO/President, Secretary, Treasurer and Director, age 40. Mr. Jones was appointed CEO/President of the Company in January 2000, when the then controlling management of the Company, whose primary expertise was in the areas of finance and accounting, determined that it was in the best interest of the Company to obtain the services of an individual experienced in information technology and computer networking. From 1996 to December 1999, Mr. Jones served as the president of OSIA, a company he founded in 1996. During that time, Mr. Jones also founded IsleASP and ASPen, related companies to OSIA. OSIA, IsleASP and ASPen provide information technology and computer network consulting services.
In 1994, Mr. Jones co-founded Network Technology Professionals, Inc., ("NTP") and served as its president from 1994 to 1996. NTP also specialized in providing information technology and computer network consulting services. While with NTP, Mr. Jones designed and implemented a large LAN server in Canada, which currently services more than 7,000 end users. From 1990 to 1994, Mr. Jones worked as the Senior Systems Engineer for ComputerCorp, which later became CrownTek Canada. As Senior Systems Engineer, Mr. Jones was responsible for information technology design, implementation and support for Fortune 1000 companies. Mr. Jones holds advanced technical certifications from Novell, Compaq, Microsoft and Cisco.

     Mr. Jones is dedicating 100% of his time to Company affairs. Mr. Jones resides in Curacao, Netherlands Antilles.




                                     12

     Andrew Dong, Director, age 38. Mr. Dong received his Bachelor of Math degree in 1985 from the University of Waterloo, Waterloo, Ontario. Mr. Dong worked for eleven years in the Information Systems field. In 1988 he began working at Saville Systems, a Galaway, Ireland based company that creates telecommunications billing software. He worked in software sales and customer relations. He also worked in the Product Development, Research and Development and Consulting Services departments of Saville. When he retired from Saville in 1996, Mr. Dong was a Vice President of Business Development. Since his retirement in 1996 Mr. Dong has served as a Director of Net:X America, Inc.

     Mr. Dong currently dedicates about 50% of his time to Company affairs. Mr. Dong will dedicate up to 100% of his time to the Company as the need arises. Mr. Dong currently resides in Turks and Caicos Islands, B.W.I.

Dependence Upon Key Personnel
-----------------------------

     The Company believes that its success will depend significantly upon the efforts and abilities of William Jones and Andrew Dong. The loss of their services could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's future success will depend upon its ability to continue to attract and retain qualified personnel. There can be no assurance that the Company will be successful in attracting and retaining such personnel.

Family Relationships
--------------------
     None.

Item 6.          Executive Compensation
---------------------------------------

     The following chart sets forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last three completed fiscal years to the Registrant's or its principal subsidiaries' chief executive officers and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at June 30, 1999, the end of the Registrant's last completed fiscal year).

                                                               Long Term Compensation
                                                          ---------------------------
                                                   Awards           Payouts
                                                  --------          --------
                        Annual Compensation Other           Restr-               All
Name                   --------------------------  Annual    icted             Other
and Principal                      Bonus  Compen-   Stock  Options     LTIP  Compen-
Position          Year   Salary        $   sation  Awards    /SARs            sation
------------------------------------------------------------------------------------
William D. Jones   1999       0        0        0       0        0        0        0
CEO/President,
 Secretary         1998       0        0        0       0        0        0        0
Treasurer and
 Director         1997        0        0        0       0        0        0        0

                                          13

Andrew Dong       1999        0        0        0       0        0        0        0
Director          1998        0        0        0       0  100,000        0        0
                                                               (1)
                  1997        0        0        0       0        0        0        0

Jerry Joiner      1999  $20,000        0        0       0        0        0        0
Former-CEO/
 President        1998  $60,000        0        0       0  300,000        0        0
                                                               (1)
Former-Director   1997        0        0        0       0        0        0        0

Ronald J. McFadyen1999        0        0        0       0        0        0        0
Former-Secretary/ 1998        0        0        0       0  200,000        0        0
                                                               (1)
Treasurer         1997        0        0        0       0        0        0        0
Former-Director
------------------------------------------------------------------------------------

(1) Stock Options were granted by the Company on August 21, 1998 at an exercise price of $0.11 per share. These options were granted for a period of one year beginning August 21, 1998. The Company received no money for these options. They have since expired without being exercised.

Compensation of Directors
-------------------------
     None

Employment Contracts and Termination of Employment and Change in Control Arrangement
-------------------------------------------------------------------------
     None.

Item 7.           Certain Relationships and Related Transactions
----------------------------------------------------------------

     The Company is not expected to have significant dealings with affiliates. If there are such dealings, however, the parties will attempt to deal on terms competitive in the market and on the same terms that either party would deal with a third person.

Item 8.         Description of Securities
-----------------------------------------

     The Company's authorized capital stock consists of 200,000,000 shares of common stock with $.001 par value. The Company has11,023,609 outstanding shares of its common stock, all of which are validly issued, fully paid and nonassessable. Holders of the common stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefore. Any such dividends may be paid in cash, property, or shares of the Company's common stock.

     All shares of the Company's common stock have equal voting rights and, when validly issued and outstanding, will have one vote per share on all matters to be voted upon by the shareholders.



                                     14

     The Company has appointed Interwest Transfer Company, Inc. as the transfer agent and registrar for the Company's securities.


                                  PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters.
-------------------------------------------------------------------------

     The Company's common stock is listed on the Over the Counter Bulletin Board ("OTCBB"), under the symbol "NXAME". As of June 1, 2000 the Company had 109 shareholders holding 11,023,609 shares of common stock. Of the issued and outstanding common stock 4,599,849 are free trading, the balance are restricted stock as that term is used in Rule 144. The Company has never declared a dividend on its common Stock.

                                CLOSING BID              CLOSING ASK
                          -----------------------   -----------------------
                                HIGH          LOW        HIGH          LOW
                          -----------  ----------- -----------  -----------
Third Quarter
Jan. 1, 1998-
March 31, 1998                   .31          .10        1.88          .75

Fourth Quarter
April 1, 1998-
June 30, 1998                    .20          .01         .75          .75

First Quarter
July 1, 1998-
Sept. 30, 1998                   .12          .01         .28          .28

Second Quarter
Oct.1, 1998-
Dec. 31, 1998                    .30       .03125         .51          .15

Third Quarter
Jan. 1, 1999-
March 31, 1999                   .30          .04         .51         .125
Fourth Quarter
April 1, 1999-
June 30, 1999                  .0625          .02         .15          .05

First Quarter
July 1, 1999-
Sept. 30, 1999                   .20          .02         .35          .05

Second Quarter
Oct.1, 1999-
Dec. 31, 1999                    .07          .06         .11          .08

Third Quarter
Jan. 1, 2000-
Mar. 31, 2000                    .25          .02         .20         .125

--------------------------------------------------------------------------
                                     15

     The quotations listed above have been retroactively restated to reflect a five shares for one reverse split effected by the Company on April 24, 1998.

     The above quotations, as provided by the National Quotation Bureau, LLC., represent prices between dealers and do not include retail markup, markdown or commission. In addition, these quotations do not represent actual transactions.

Item 2.   Legal Proceedings.
----------------------------
     None.

Item 3.   Changes in and Disagreements with Accountants.
--------------------------------------------------------
     None.

Item 4.   Recent Sales of Unregistered Securities.
--------------------------------------------------

     a.        Date                Title       Amount Sold
               ----                -----       -------------
               February 25, 1997   Common            48,755
               August 27, 1997     Common           191,061
               June 12, 1998       Common         4,000,000
               June 12, 1998       Common         6,400,000

     The number of shares issued have been retroactively restated to reflect the two-for-one forward stock split and the one-for-five reverse stock split.

     b. February 25, 1997 - 48,755 common shares were issued to accredited investors for $121,888. The shares were issued without registration under the Securities Act in reliance on an exemption from registration provided by Section 3(b) and Rule 504 of Regulation D promulgated under the Securities Act and from similar applicable states securities laws, rules and regulations exempting the offer and sale of these securities by available state exemptions. No general solicitation was made in connection with the offer or sale of these securities, and the aggregate offering price of securities offered for sale by the Company in the twelve months preceding the offering did not exceed $1,000,000.


                                     16

     August 27, 1997 - 191,061 common shares were issued to accredited investors for $475,653. The shares were issued without registration under the Securities Act in reliance on an exemption from registration provided by Section 3(b) and Rule 504 of Regulation D promulgated under the Securities Act and from similar applicable states securities laws, rules and regulations exempting the offer and sale of these securities by available state exemptions. No general solicitation was made in connection with the offer or sale of these securities and the aggregate offering price of securities offered for sale by the Company in the twelve months preceding the offering did not exceed $1,000,000.

          June 12, 1998 - 4,000,000 common shares were issued to accredited investors for $400,000. The shares were issued without registration under the Securities Act in reliance on an exemption from registration provided by Section 3(b) and Rule 504 of Regulation D promulgated under the Securities Act and from similar applicable states securities laws, rules and regulations exempting the offer and sale of these securities by available state exemptions. No general solicitation was made in connection with the offer or sale of these securities and the aggregate offering price of securities offered for sale by the Company in the twelve months preceding the offering did not exceed $1,000,000.

          June 12, 1998 - 6,400,000 common shares were issued to acquire the licensing rights to Island Product Management's Investor Account
Manager (IAM) software. These shares were valued at $0.25 per share. The shares were issued without registration under the Securities Act in reliance on an exemption from registration provided by Rule 4(2) of the Securities Act.

     The Company also granted stock options to purchase up to 1,000,000 shares of Company common stock at an exercise price of $0.11 per share to seven individuals on August 21, 1998 for no consideration. These options were granted for a period of one year beginning August 21, 1998. All of the options expired without being exercised.

Item 5.          Indemnification of Directors and Officers
----------------------------------------------------------

     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

     The Company's bylaws provide that the corporation shall indemnify any individual made a party to a proceeding because such individual was a director of the corporation to the extent permitted by and in accordance with Section 60.387, et. Seq. of the Oregon Revised Statutes or any amendments of successor section of like tenor.


                                     17


     The Company's bylaws also provide that the board of directors may authorize the corporation to indemnify and advance expenses to any officer, employee, or agent of the corporation who is not a director of the corporation to the extent permitted by the Oregon Revised statutes.

     Section 60.391 of the Oregon Revised Statutes provides that directors may be indemnified:

     (1) Except as provided in subsection (4) of this section, a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:
     (a) The conduct of the individual was in good faith;
     (b) The individual reasonably believed that the individual's conduct was in the best interests of the corporation, or at least not opposed to its best interests; and
     (c) In the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful.

     (2) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection (1)(b) of this section.

     (3) The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

     (4) A corporation may not indemnify a director under this section:
     (a) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation;
or
     (b) In connection with any other proceeding charging improper personal benefit to the director in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

     (5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. [1987 c.52 s.95]

     Section 60.394 of the Oregon Revised Statutes provides for mandatory indemnification of directors in the following circumstances:

     Unless limited by its articles of incorporation, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because of being a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

     Pursuant to ORS 60.397, the Company may reimburse directors for reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:



                                     18


     (a) The director furnishes the corporation a written affirmation of the director's good faith belief that the director has met the standard of conduct described in ORS 60.391; and
     (b) The director furnishes the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that the director did not meet the standard of conduct.

     (2) The undertaking required by subsection (1)(b) of this section must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

     (3) Any authorization of payments under this section may be made by provision in the articles of incorporation, or bylaws, by a resolution of the shareholders or board of directors or by contract.

     A director of the Company who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction pursuant to ORS 60.401. On receipt of an application, the court after giving any notice the court considers necessary may order indemnification if it determines:

     (1) The director is entitled to mandatory indemnification under ORS
60.394, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification; or

     (2) The director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in ORS 60.391 or was adjudged liable as described in ORS 60.391 (4), whether the liability is based on a judgment, settlement or proposed settlement or otherwise.

     The Company may not indemnify a director under ORS 60.391 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in ORS 60.391.

     (2) A determination that indemnification of a director is permissible shall be made:

     (a) By the board of directors by majority vote of a quorum consisting of directors not at the time parties to the proceeding;
     (b) If a quorum cannot be obtained under paragraph (a) of this subsection, by a majority vote of a committee duly designated by the board of directors consisting solely of two or more directors not at the time parties to the proceeding. However, directors who are parties to the proceeding may participate in designation of the committee;



                                     19


     (c) By special legal counsel selected by the board of directors or its committee in the manner prescribed in paragraph (a) or (b) of this subsection or, if a quorum of the board of directors cannot be obtained under paragraph (a) of this subsection and a committee cannot be designated under paragraph (b) of this subsection, the special legal counsel shall be selected by majority vote of the full board of directors, including directors who are parties to the proceeding; or
     (d) By the shareholders.

     (3) Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under subsection (2)(c) of this section to select counsel.

     The Company may indemnify its officers, employees and agents as follows:

     (1) An officer of the corporation is entitled to mandatory indemnification under ORS 60.394, and is entitled to apply for court-ordered indemnification under ORS 60.401, in each case to the same extent as a director under ORS 60.394 and 60.401.

     (2) The corporation may indemnify and advance expenses under ORS
60.387 to 60.411 to an officer, employee or agent of the corporation to the same extent as to a director. See ORS 60.407.

     The Company may purchase and maintain insurance on behalf of an individual against liability asserted against or incurred by the individual who is or was a director, officer, employee or agent of the corporation or who, while a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The corporation may purchase and maintain the insurance even if the corporation has no power to indemnify the individual against the same liability under ORS 60.391 or 60.394. See ORS 60.411.

     The indemnification and provisions for advancement of expenses provided herein shall not be deemed exclusive of any other rights to which directors, officers, employees or agents may be entitled under the corporation's articles of incorporation or bylaws, any agreement, general or specific action of its board of directors, vote of shareholders or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Specifically and not by way of limitation, a corporation shall have the power to make or agree to make any further indemnification, including advancement of expenses, of:




                                     20


     (a) Any director as authorized by the articles of incorporation, any bylaws approved, adopted or ratified by the shareholders or any resolution or agreement approved, adopted or ratified, before or after such indemnification or agreement is made, by the shareholders, provided that no such indemnification shall indemnify any director from or on account of acts or omissions for which liability could not be eliminated under ORS
60.047 (2)(d); and
     (b) Any officer, employee or agent who is not a director as authorized by its articles of incorporation or bylaws, general or specific action of its board of directors or agreement. Unless the articles of incorporation, or any such bylaws, agreement or resolution provide otherwise, any determination as to any further indemnity under this paragraph shall be made in accordance with ORS 60.404.

     (2) If articles of incorporation limit indemnification or advance of expenses, any indemnification and advance of expenses are valid only to the extent consistent with the articles of incorporation.

     (3) The Company's may also pay or reimburse expenses incurred by a director in connection with the director's appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent to a proceeding. See ORS 60.414.


                                  PART F/S

     The following financial statements of the Company are filed as a part of this report:

          Report of Independent Accountants
          Balance Sheets as of June 30, 1999, and the interim period through March 31, 2000 (unaudited);
          Statements of Operations for the years ended June 30, 1999, 1998, and the interim period ended March 31, 2000 (unaudited);
          Statements of Stockholders' Equity for the years ended June 1998,
            1999, and the interim period through March 31, 2000 (unaudited);
          Statements of Cash Flows for the years ended June 1998, 1999, and the interim period through March 31, 2000, (unaudited);
          Notes to Financial Statements.

                                  PART III

Item 1.   Index to Exhibits

Exhibit
Number      Title of Document                                     Location
-------     ---------------------------------------------        ----------
2.01        Articles of Incorporation                             As Filed

2.02        Amendments to the Articles of Incorporation           As Filed

2.03        By-laws                                               As Filed

12.01       Stock Option Plan                                     As Filed

23.01       Consent of Independent Auditors                       As Filed

27.01       Financial Data Schedule                               Attached

Item 2.     Description of Exhibits

            See Item 1.
                                     21

                                SIGNATURES

            In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                                   NET:X AMERICA, INC.



Date: August 11, 2000              By: /s/ William D. Jones
                                   ------------------------
                                   William D. Jones, CEO,
                                   President and Chief Accounting Officer









                                     22







                            NET:X AMERICA, INC.
                       (A Development Stage Company)

                            FINANCIAL STATEMENTS

                 March 31, 2000 and June 30, 1999 and 1998






                              C O N T E N T S


Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . .3

Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4

Statements of Operations . . . . . . . . . . . . . . . . . . . . . . .  5

Statements of Stockholders' Equity (Deficit) . . . . . . . . . . . . .  6

Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . . . .  7

Notes to the Financial Statements. . . . . . . . . . . . . . . . . . .  8




/Letterhead/

                        INDEPENDENT AUDITORS' REPORT
                        ----------------------------

To the Board of Directors
Net:X America, Inc.
(A Development Stage Company)
Netherlands, Antilles

We have audited the accompanying balance sheet of Net:X America, Inc. (a development stage company) as of June 30, 1999 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended June 30, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Net:X America, Inc. (a development stage company) as of June 30, 1999 and the results of its operations and its cash flows for the years ended June 30, 1999 and 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with recurring losses which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Jones, Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah
May 30, 2000



                            NET:X AMERICA, INC.
                       (A Development Stage Company)
                               Balance Sheets


                                   ASSETS
                                   ------
                                                   March 31,      June 30,
                                                        2000          1999
                                                 ------------  ------------
                                                  (Unaudited)
CURRENT ASSETS

   Cash and cash equivalents                     $         -   $       950
                                                 ------------  ------------
       Total Current Assets                                -           950
                                                 ------------  ------------
       TOTAL ASSETS                              $         -   $       950
                                                 ============  ============

               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
               ----------------------------------------------

CURRENT LIABILITIES

   Accounts payable                              $    11,468   $    13,243
                                                 ------------  ------------
       Total Current Liabilities                      11,468        13,243
                                                 ------------  ------------
STOCKHOLDERS' EQUITY

   Common stock; 200,000,000 shares
    authorized of $0.001 par value,
    11,023,609 and 11,023,609 shares
    issued and outstanding, respectively              11,024        11,024
   Additional paid-in capital                      2,608,220     2,600,403
   Deficit accumulated during the
    development stage                             (2,630,712)   (2,623,720)
                                                 ------------  ------------
       Total Stockholders' Equity (Deficit)          (11,468)      (12,293)
                                                 ------------  ------------
       TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY (DEFICIT)            $         -   $       950
                                                 ============  ============



 The accompanying notes are an integral part of these financial statements

                                     4

                            NET:X AMERICA, INC.
                       (A Development Stage Company)
                          Statements of Operations

                                                                                From
                                                                           Inception
                                                                             On June
                                          Nine Months Ended             For the Years Ended     22, 1987
                                   March 31,                June 30,         Through
                                    ------------------------                     ------------------------March 31,
                              2000        1999         1999        1998         2000
                        ----------- -----------  ----------- -----------  -----------

REVENUES                $        -  $   20,000   $   20,000  $        -   $   20,000
                        ----------- -----------  ----------- -----------  -----------
EXPENSES

   Research and
    development                  -      68,597       91,463       8,650      100,113
   General and
    administrative           7,023     251,668      534,895     271,580      953,515
                        ----------- -----------  ----------- -----------  -----------
      Total Expenses         7,023     320,265      626,358     280,230    1,053,628

Loss From Operations        (7,023)   (300,265)    (606,358)   (280,230)  (1,033,628)
                        ----------- -----------  ----------- -----------  -----------
OTHER INCOME

   Interest income              31       3,661        4,385           -        4,416
   Impairment loss
    (Note 5)                     -           -            -  (1,600,000)  (1,600,000)
                        ----------- -----------  ----------- -----------  -----------
      Total Other
      Income                    31       3,661        4,385  (1,600,000)  (1,595,584)
                        ----------- -----------  ----------- -----------  -----------

NET LOSS                $   (6,992) $ (296,604)  $ (601,973)$(1,880,230) $(2,629,212)
                        =========== ===========  =========== ===========  ===========
BASIC LOSS PER SHARE    $    (0.00) $    (0.03)  $    (0.05) $    (0.60)
                        =========== ===========  =========== ===========
WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING  11,023,609  11,023,609   11,023,609   3,118,037
                        =========== ===========  =========== ===========


 The accompanying notes are an integral part of these financial statements


                            NET:X AMERICA, INC.
                       (A Development Stage Company)
                Statements of Stockholders' Equity (Deficit)
                                                                             Deficit
                                                                         Accumulated
                                               Common Stock  Additional   During the
                                                ------------------------     Paid-In    Development
                                        Shares       Amount     Capital        Stage
                                    -----------  ----------- -----------  -----------
Balance, June 22, 1987                       -   $        -  $        -   $        -

Common stock issued for cash on
 July 1, 1995 at $0.0025 per share     480,000          480         720            -

Common stock issued for cash and
 revenue rights on July 9, 1996 at
 $2.50 per share                        14,000           14      34,986            -

Common stock issued for cash
 at $0.40 per share                     57,195           57     142,931            -

Stock offering costs                         -            -     (16,700)           -

Loss from inception on June 22,
 1987 through June 30, 1997                  -            -           -     (141,517)
                                    -------------------------------------------------
Balance, June 30, 1997                 551,195          551     161,937     (141,517)

Common stock canceled                 (360,000)        (360)        360            -

Common stock issued for services
 and cash at $0.31 per share           432,414          433     540,083            -

Common stock issued to acquire an
 exclusive license agreement for
 certain software products           6,400,000        6,400   1,593,600            -

Stock offering costs                         -            -     (54,052)           -

Net loss for the year ended
 June 30, 1998                               -            -           -   (1,880,230)
                                    -------------------------------------------------
Balance, June 30, 1998               7,023,609        7,024   2,241,928   (2,021,747)

Common stock issued for cash at
 $0.10 per share                     4,000,000        4,000     396,000            -

Stock offering costs                         -            -     (37,525)           -

Net loss for the year ended
 June 30, 1999                               -            -           -     (601,973)
                                    -------------------------------------------------
Balance, June 30, 1999              11,023,609       11,024   2,600,403   (2,623,720)

Contributed capital (unaudited)              -            -       7,817            -

Net loss for the nine months ended
 March 31, 2000 (unaudited)                  -            -           -       (6,992)
                                    -------------------------------------------------
Balance, March 31, 2000 (unaudited) 11,023,609   $   11,024 $ 2,608,220  $(2,630,712)
                                    =================================================

 The accompanying notes are an integral part of these financial statements
                                     6

                            NET:X AMERICA, INC.
                       (A Development Stage Company)
                          Statements of Cash Flows

                                                                                From
                                                                           Inception
                                                                             On June
                                          Nine Months Ended             For the Years Ended     22, 1987
                                   March 31,                June 30,         Through
                                     -----------------------                      -----------------------March 31,
                              2000        1999         1999        1998         2000
                        ----------- -----------  ----------- -----------  -----------
CASH FLOWS FROM
 OPERATING ACTIVITIES
 Net loss                  $(6,992)  $(296,604)   $(601,973)$(1,880,230) $(2,630,712)
 Adjustments to
 reconcile net loss to
 net cash used by
 operating activities:
  Common stock issued
   for services                  -           -            -     192,188      210,488
  Impairment loss                -           -            -   1,600,000    1,600,000
 Changes in operating
 assets and
  liabilities:
  Increase (decrease)
   in accounts payable      (1,775)      7,169       10,771       2,472       11,468
                        ----------- -----------  ----------- -----------  -----------
   Net Cash (Used)
    by Operating
    Activities              (8,767)   (289,435)    (591,202)    (85,570)    (808,756)

CASH FLOWS FROM
 INVESTING ACTIVITIES            -           -            -           -            -
                        ----------- -----------  ----------- -----------  -----------
CASH FLOWS FROM
 FINANCING ACTIVITIES

 Contributed capital         7,817           -            -           -        7,817
 Sale of common stock            -      70,625      362,475     294,276      800,939
                        ----------- -----------  ----------- -----------  -----------
   Net Cash Provided
    by Financing
    Activities               7,817      70,625      362,475     294,276      808,756

NET INCREASE (DECREASE)
 IN CASH                      (950)   (218,810)    (228,727)    208,706            -

CASH AT BEGINNING OF
 PERIOD                        950     229,677      229,677      20,971            -
                        ----------- -----------  ----------- -----------  -----------
CASH AT END OF PERIOD   $        -  $   10,867   $      950  $  229,677   $        -
                        =========== ===========  =========== ===========  ===========
Cash paid during the
 year for:
 Interest               $        -  $        -   $        -  $        -   $        -
 Income taxes           $        -  $        -   $        -  $        -   $        -

NON-CASH FINANCING
 Common stock issued
  for services          $        -  $        -   $        -  $  192,188   $  210,488

 The accompanying notes are an integral part of these financial statements
                                     7

                            NET:X AMERICA, INC.
                       (A Development Stage Company)
                     Notes to the Financial Statements
                 March 31, 2000 and June 30, 1999 and 1998


NOTE 1 -  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  History

     The Company was organized on June 22, 1987 as a corporation in the State of Oregon under the name of WESTAQ Network, Inc. On June 20, 1996, the Company changed its name to Net:X America, Inc. The Company was organized for the purpose of engaging in the business of providing electronic information services and any other lawful activities.

     The Company has had no significant operations since inception on June 22, 1987 and has been in the development stage since inception. The Company will remain in the development stage until principal operations commence.

     b.  Accounting Method

     The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a June 30 year end.

     c.  Use of Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ form those estimates.

     d.  Basic Loss Per Share

     The basic loss per share of common stock is based on the weighted average number of shares issued and outstanding during the period of the financial statements.

     e.  Income Taxes

     As of June 30, 1999, the Company has a net operating loss carryforward for federal income tax purposes of approximately $2,600,000 that may be used in future years to offset taxable income. The net operating loss carryforward will expire in 2019. The tax benefit of the cumulative carryforwards has been offset by a valuation allowance of the same amount.

     f.  Cash and Cash Equivalents

     For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase to be cash equivalents.

                                     8

                            NET:X AMERICA, INC.
                       (A Development Stage Company)
                     Notes to the Financial Statements
                 March 31, 2000 and June 30, 1999 and 1998

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     g.  Revenue Recognition

     During the year ended June 30, 1999, the Company recorded interest income of $4,385. The Company maintained a money market account and a trust fund during the year ended June 30, 1999 that earned interest at an approximate rate of 4% per annum. In addition, the Company received a $20,000 licensing fee during the year related to its IAM software. The Company has had no other revenues from the licensing of its software through March 31, 2000.

     The Company currently has no source of revenues. Revenue recognition policies will be determined when principal operations begin.

     h.  Unaudited Financial Statements

     The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal, recurring nature.

NOTE 2 -  GOING CONCERN

     The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

     In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations, the Company will need, among other things, additional capital resources. Management's plans to continue as a going concern include (1) raising additional capital through sales of common stock, the proceeds of which would be used to market and develop the existing software and related rights, hiring of administrative, sales and marketing personnel and (2) the use of stock options to pay for employee compensation and marketing services. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

     The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.



                                     9

                            NET:X AMERICA, INC.
                       (A Development Stage Company)
                     Notes to the Financial Statements
                 March 31, 2000 and June 30, 1999 and 1998

NOTE 3 -  STOCK OPTION PLAN

     On June 16, 1998, the Company approved the Net:X America, Inc., 1998 Stock Option Plan whereby the Board of Directors could issue options to purchase up to 2,000,000 shares of the Company's common stock. On August 21, 1998, the Company issued options to purchase up to 1,000,000 shares of the Company's common stock to seven individuals. The options had an exercise price of $0.11 per share and had a one year term beginning on August 21, 1998. The options expired without being exercised.

NOTE 4 - STOCK ACTIVITY

     Effective August 19, 1997, the Company effected a two-for-one forward stock split of its issued and outstanding common stock. Effective April 26, 1998, the Company effected a one-for-five reverse stock split of its issued and outstanding common stock. All shares outstanding have been retroactively restated to reflect these stock splits.

     On July 9, 1996, the Company issued 14,000 shares for $35,000 cash and certain future revenue rights, in perpetuity, for all revenues generated from any transactions that use the NetX system. The Company is no longer using the NetX system and does not expect to generate any revenues related to their revenue right agreement. The revenue rights were recorded at a $-0- value at the time the shares were issued.

NOTE 5 -  LICENSING RIGHTS

     In May 1998, the Company entered into an agreement with Island Product Management (IPM) under which the Company issued 6,400,000 shares of its outstanding common stock in exchange for the licensing rights to IPM's Investor Account Manager (IAM) software. These rights were exclusive, but were restricted to the territory within the geographic confines of the Caribbean and Latin America. The rights were royalty-free, and the Company is able to relicense, rent or sell the software within the territory together with all its related intellectual property rights, title and interests. The software offers reporting and account management capabilities and when integrated with the Company's proprietary StockEx software, will enable brokerage houses to offer online stock trading. The 6,400,000 shares were valued at $0.25 per share or $1,600,000, based upon the market price of the stock on the date of issuance.

     The $1,600,000 cost of the rights was expensed during the year ended June 30, 1998 because the Company has had no subsequent significant revenues from the sale of the software and licensing rights, and currently does not have the resources to initiate a marketing plan for the software. The amount has been recorded as an impairment loss for the year ended June 30, 1998.

     The Company has also developed other software programs including the StockEx software. These costs have been expensed as incurred pursuant to SFAS 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", as the future use of the software is currently uncertain.


                                  9